Table of Contents

Exhibit 1.1

VERSION EFECTIVE FROM 05/12/2006

COMPANHIA SIDERÚRGICA NACIONAL

Bylaws

Chapter I

THE DENOMINATION, PURPOSE, HEADQUARTERS AND DURATION

Art. 1 - Companhia Siderúrgica Nacional, founded on April 9th, 1941, and the constitutive acts of which were filed at the Commerce Registration Department under no. 15.910, on May 5th, 1941, is a legal corporation of Brazilian private law, organized as an open capital company, hereinafter ruled by these Bylaws, in which it will henceforth be described simply as Company, and by the applicable legal provisions.

Art. 2 - The Company has as its objective to manufacture, transform, commercialize, including importing and exporting metallurgical products and by-products derived from metallurgical activity, as well as to exploit any other related activities, affecting directly or indirectly the Company’s purposes, such as: mining, cement and carbochemical industries, manufacturing and assembly of metal structures, construction, transportation, navigation and port activities.

Sole Paragraph	–	As decided by the Board of Directors, the Company may open and close branches, agencies, offices and establishments of any nature, in Brazil or abroad.

Art. 3 - The Company headquarters and forum are in the city and judicial district of Rio de Janeiro, State of Rio de Janeiro.

Art. 4 - Company has an indeterminate duration.

Chapter II

CAPITAL STOCK AND SHARES

Art. 5 - The Company Capital Stock, entirely subscribed and integrated, is R$ 1,680,947,363.71 (one billion, six hundred and eighty million, nine hundred and forty-seven thousand, three hundred and sixty-three reais and seventy-one centavos), divided into 272,067,946 (two hundred and seventy-two million, sixty-seven thousand, nine hundred and forty-six) common and inscribed shares, with no face value.

Sole Paragraph	–	Each common share gives the right to 01 (one) vote on General Assembly deliberations.

Art. 6 - Unless otherwise decided by the General Assembly, the dividends will be paid within a 60 (sixty) days term, from the date on which they were stated and, in any case, within the same fiscal year.

Art. 7 - The Company Capital Stock may be raised up to 400,000,000 (four hundred million) shares, upon the issuance of up to 127,932,054 (one hundred and twenty-seven million, nine hundred and thirty-two thousand and fifty-four) new shares, with no face value and inscribed, as decided by the Board of Directors.

Paragraph 1	–	The authorized Capital Stock can be reached by means of one or more shares issuance, at the discretion of the Board of Directors.

Paragraph 2	–	Shareholders will have the preemptive right to the subscription of the new shares issued to carry out the authorized capital, at the extent of their participation in the capital on the date of each issuance.

Paragraph 3	–	When authorizing a share issuance, partial or in whole of the authorized capital, the Board of Directors will fix the issuance price of such shares, based on legal parameters.

Art. 8 - The shares reimbursement value will be the quotient of the economic value division of the Company, investigated through an evaluation in legal terms, by the total number of shares issued by the Company, excluding the shares on the Treasury.

Chapter III

THE GENERAL ASSEMBLY

Art. 9 - The Shareholders General Assembly will normally meet within the first four months after the end of the fiscal year and extraordinarily, whenever necessary, provided that the summon, installation and deliberation procedures comply with these Bylaws and the effective legislation.

Single Paragraph	–	The Chairman will choose the General Assembly secretary.

Chapter IV

THE MANAGEMENT

Section I

Of the common standards

Art. 10 - The Company will be managed by the Board of Directors and the Executive Board, composed of CEOs, each one of them responsible for a specific and defined action area.

Art. 11 - The General Assembly will set the managers remuneration.

Paragraph 1	–	Remuneration will consist of a fixed monthly portion, which are the fees, and for the directors it may also include a variable portion, to be paid annually, calculated on Company’s net profit, evaluated after the reserves demanded by law have been constituted, including the payment of the Internal Revenue, and the provision for payment of the mandatory dividends.

Paragraph 2	–	The General Assembly may set a global budget for the manager compensation, comprising the fixed portion for all and the variable portion for directors, with the Board of Directors thus being responsible for its distribution.

Art. 12 - The Board of Directors and the Executive Board will reach decisions based on the vote of the majority members present.

Section II

BOARD OF DIRECTORS

Art. 13 - The Board of Directors is composed from 7 (seven) to 11 (eleven) members, shareholders, elected by the General Assembly, with a mandate term of 1 (one) year, with possibility of reelection, where one of them shall be the President and the other, Vice President.

Paragraph 1	–	The president and the vice president of the Council will be chosen by their peers, by majority of votes, in the first meeting to be held after taking office.

Paragraph 2	–	In the event the Company employees, whether conjoined in an investment club or group or not, do not detain enough shareholding participation to ensure their participation in the Board of Directors, one of the places in this entity will be reserved for them, being elected the person chosen by the employees for such purpose and in this way indicated for the general assembly to fill it.

Paragraph 3	–	Company’s CEO, when called to participate in the Board of Directors’ meetings, will have the right to speak.

Art. 14 - The Board of Directors will normally meet on the days planned on the annual calendar approved in the last month of the immediately previous year, and extraordinarily when called by the president or vice-president exercising the presidency, or by 5 (five) Counselors. The meetings of the Board of Directors will only be held if the majority of its members are present.

Paragraph 1	–	Minutes for the meetings will be drawn up in a specific book for this purpose.

Paragraph 2	–	The Board of Directors decisions will be made with the majority of votes from those present. In case of a draw, whoever is presiding the meeting will have, apart from his personal vote, the tiebreaking vote.

Paragraph 3	–	In the Board of Directors meetings, each member will be replaced, in case they are unable to attend, by another Counselor formally indicated by him, except for the President of the Board of Directors, whose substitution will proceed under Article 19 of such Bylaws.

Paragraph 4	–	If a Counselor place is vacant, the substitute will be appointed by the remaining Counselors, and will minister until the first General Assembly.

Paragraph 5	–	If the Presidency position becomes vacant, the Vice-President will assume it and carry out a general assembly, within a term of 30 (thirty) days from the vacancy to the occupation of the position.

Paragraph 6	–	Each counselor will receive, at least 3 (three) business days in advance, the meeting program and the support documents for the decisions to be discussed.

Paragraph 7	–	The Board of Directors will have a General Secretary.

Art. 15 - The Counselors will receive copies of minutes from meetings of the Executive Board and of special committees that may be created by the Board of Directors under the terms of these bylaws.

Art. 16 - The Board of Directors may create special committees in order to its assistance, with defined purposes and limited activity terms, composed of people designated by them.

Art. 17 - Besides the tasks entrusted by the law, the Board of Directors shall:

I	–	approve the general management standards, as well as to set the general guidance of the Company business, establishing the general directives for executive action, including matters related to production, commercialization, technology transference, use of brands and patents, financial and investment manage- ment, as well as to make sure that they are strictly complied;

II	–	summon the general assembly;

III	–	elect and dismiss the Executive Board members, point out their responsibilities, designate the CEO in charge of investor relations, who will be the only one competent enough to receive a subpoena and to judicially represent the company;

IV	–	in case of vacancy on the Executive Board, elect the substitute to conclude the management period of the replaced director.

V	–	examine Company’s books and papers, request information regarding to interest documents, as well as business or projects in progress or concluded;

VI	–	comment on the Management report, the Executive Board ac- counts and the consolidated balances, which must be submitted for its appraisal within two months after the end of the fiscal year;

VII	–	comment on all the matters that must be submitted to the general assembly;

VIII	–	approve the names to be indicated by Company to make up the boards and the Management, consulting, fiscal and deliberative councils of the mercantile or civil societies controlled by Company or joined to it, as well as the associations, foundations and other types of social groupings in which the Company takes part;

IX	–	appraise the monthly results of the Company operations;

X	–	set up the guidelines for the elaboration of an internal auditing plan and confirm it;

XI	–	select and dismiss Company’s independent auditors;

XII	–	call the independent auditors so that they can, in a Council meeting, comment on the reports, the board accounts, the property balance and other financial demonstrations prepared by the Executive Board;

XIII	–	establish policies for use of fiscal incentives;

XIV	–	deliberate on the transference of the Company resources to third parties, including employees associations, assistant recreational entities, private security funds, foundations and legal entities of public law;

XV	–	determine the performance of inspections, auditings or accounts takings in foundations and similar entities in which the Company participates;

XVI	–	approve the annual and multiannual budgets, projects for expansion and investment programs, as well as follow their execution and performance;

XVII	–	set the authority of the Executive Board for the following acts, independently from authorization by the Board of Directors;

a)	acquisition, alienation and burden of any property in permanent assets;

b)	entering of any judicial business by the Company, including loans and financings, including with societies directly or indirectly controlled;

c)	constitution of any type of guarantee or the burden of any property that is not part of Company’s permanent assets, including in the benefit or in favor of third parties, provided that such third parties are subsidiary le gal entities, controlled by or joined to the Company;

XVIII	–	approve the general Management standards and the administrative structure of the Company, and deliberate on human resources policy, including salaries;

XIX	–	authorize the opening, transference or closure of branches, agencies, offices and establishments of any other type of Company, nationally and abroad;

XX	–	deliberate on acts that involve transformation, fusion, separation, incorporation or extinction of companies in which Company has participation;

XXI	–	designate and dismiss the person responsible for internal auditing, who must be a legally-qualified employee of the Company, and who will be bond to the Board of Directors presidency;

XXII	–	designate and dismiss the Board of Directors general secretary and define his role;

XXIII	–	claim, for examination and setting of criteria, the standards to be observed by the Executive Directors (Arts. 23 e 24) and em- ployees, as well as any matter of social interest that is not included in the General Assembly’s private sphere.

XXIV	–	establish the criteria for the control of the Company business performance;

XXV	–	authorize the negotiation, by Company, of shares issued per se;

XXVI	–	set up the terms for conversion, anticipated recovery and other conditions for the placing or not of convertible debentures on shares, when authorized by the General Assembly;

XXVII	–	deliberate on the issuing, by the Company, of commercial papers and other securities destined to primary or secondary distribution in capital markets;

XXVIII	–	deliberate on the increase of Capital Stock, within the limits of authorized capital;

XXIX	–	create advisory committees under the terms of Art. 16;

XXX	–	authorize the participation by Company in other companies and deliberate on Company’s representation in their assemblies and member meetings and on matters submitted to these assemblies and meetings;

XXXI	–	decide on the constitution of companies controlled by Company;

XXXII	–	establish how the remuneration of Company’s managers will be distributed, if it is globally set by the General Assembly;

XXXIII	–	interpose any decisions by Executive Directors that may have been made against the provisions of these bylaws;

XXXIV	–	resolve the omitted cases and carry out other legal duties which do not conflict with those defined by these Bylaws or by the Law;

XXXV	–	elect and dismiss the members of the Auditing Committee, set their remuneration, determine the Committee duties and approve the operational rules that it may come to establish for its functioning;

XXXVI	–	deliberate on any matters the limits of which go beyond the scope established for the Executive Board, as foreseen in Article 17.

Art. 18 - The president of the Board of Directors will:

I	–	call and preside over the meetings of the Board of Directors;

II	–	install and preside over the general assembly, choosing its secretary.

Art. 19 - The Vice-President of the Board of Directors will substitute the president during his absences or temporary inability to attend.

Section III

THE EXECUTIVE BOARD

Art. 20 - Company will have an Executive Board made up of 2 (two) to 9 (nine) Executive Directors, at the criteria of the Board of Directors, with one of them being the Director-President, and the others Executive Directors with no specific designation, each with his area of action determined by the Administrative Council.

Paragraph 1	–	The management term of the Executive Directors is 2 (two) years, with the possibility of reelection;

Paragraph 2	–	In case of the Director-President’s absence or temporary inability to attend, the Board of Directors will nominate the substitute Director-President, giving him his functions.

Paragraph 3	–	If the Director-President position is vacated, the Board of Directors will elect the substitute, who will complete the substituted director’s management period (Art. 17, IV).

Paragraph 4	–	The other Executive Directors will be substituted, in case they are absent or temporarily unable to attend, by another Executive Director, who will be designated by the Director-President.

Paragraph 5	–	If the Executive Director position is vacant, the Director-President will indicate his provisional substitute among the other Executive Directors, until the Board of Directors elects his definitive substitute for the remaining management period (Art. 17, IV).

Art. 21 - The Executive Board, having observed the directives and deliberations of the Board of Directors and the General Assembly, will have powers of Management and management of business, being able to practice all the acts and carry out all the operations related to Company’s purpose, observing the scope limits established by the Board of Directors (Article 17, clause XVII) and the other provisions laid out in these bylaws.

Paragraph 1	–	The Executive Board will designate an Executive Director or attorney-in-fact with specific powers to singularly represent Company in specific acts.

Paragraph 2	–	The Executive Directors will carry out their roles full-time.

Art. 22 - The Executive Board will normally meet once a month, and extraordinarily whenever it is called by the Director-President or by two Executive Directors, being held with the majority of its members.

Paragraph 1	–	The Executive Board will always reach decisions through the majority of its members present. In the event of a tie, the Board must submit the matter to the deliberation of the Board of Directors.

Paragraph 2	–	The resolutions of the Executive Board will be included in the minutes taken down in a specific book and signed by all those present, with copies being sent to all the members of the Board of Directors.

Art. 23 - The Director-President will:

I	–	preside over the meetings of the Executive Board;

II	–	carry out the executive direction of Company, for this purpose coordinating and supervising the activities of the other Executive Directors, striving to ensure that the deliberations and directives set by the Board of Directors and the General Assembly are strictly observed;

III	–	organize, coordinate and supervise the activities of areas directly subordinate to him;

IV	–	attribute to any of the Executive Directors special activities and tasks, independently from the ordinary ones, ad referendum of the Board of Directors;

V	–	keep the Board of Directors informed of Company’s activities;

VI	–	prepare, along with the other Executive Directors, and present to the Board of Directors, a proposal for (i) defining the duties of the other Executive Directors; and (ii) setting criteria for financial value or scope for the acts practiced by each of the Executive Di- rectors;

VII	–	prepare, along with the other Executive Directors, the annual report and raise the general property balance;

Art. 24 - Each Executive Director will, within the scope of the specific area of action which the Board of Directors defined for him;

I	–	represent the Company, under the terms of Law and of these Bylaws;

II	–	organize, coordinate and supervise the services in his charge;

III	–	participate in the Executive Board meetings, participating in the definition of policies to be followed by the Company and reporting the matters from his specific area of supervision and coordinating;

IV	–	comply with, and make others comply with, the general policy and orientation of Company business as established by the Board of Directors, with each Executive Director being responsible for his own specific area of activity;

Art. 25 - As a general rule, with the exception of the hypotheses contained in the paragraphs of this article, the Company is validly obligated, whenever it is represented by two Executive Directors, or by an Executive Director together with an Attorney-in-fact or two Attorneys-in-fact, within their respective mandates.

Paragraph 1	–	The acts for which these Bylaws require prior authorization from the Board of Directors can only be practiced once this condition has been met;

Paragraph 2	–	The Board of Directors will define the value above which the acts and instruments that bring responsibilities to Company must necessarily be signed by an Executive Director together with an attorney-in-fact with specific powers;

Paragraph 3	–	Except for the hypotheses contained in articles 17, III and 21, paragraph 1, Company may also be represented by only one Executive Director or attorney-in-fact with specific powers, when it is a question of issuing and negotiation, including endorsing and discounting duplicates relative to its sales; sign correspondence that does not create obligations for Company; practice simple administrative routine acts, including those practiced with public institutions in general, state companies, public companies, mixed economy societies, Commercial Group, Employment Office, National Institute of Social Security, Security Fund for Time of Service and their collecting financial institutions and others of the same nature.

Art. 26 - When constituting the attorneys-in-fact, the following rules will be observed:

I	–	all the powers-of-attorney must be granted by two Executive Directors or by one Executive Director together with an Attorney-in-fact designated by the Board of Directors;

II	–	except in cases of judicial representation or similar, when it is in the essence of the mandate for it to be exercised up to the end of the question or lawsuit, all the powers-of-attorney will have a defined term, no longer than one year, and will have limited powers.

Art. 27 - The acts practiced in nonconformity with the rules established in Articles 25 and 26 of these Bylaws will be void and will not generate responsibilities for the Company.

Chapter V

THE FISCAL COUNCIL

Art. 28 - Functioning in the fiscal years in which it is installed, upon the shareholders request, the Fiscal Council is made up of 3 (three) effective members and 3 (three) substitutes, elected by the General Assembly, which will set the remuneration of the effective members.

Sole Paragraph	–	Each period of functioning of the Fiscal Council ends with the first Ordinary General Assembly, carried out after its installation.

Chapter VI

THE AUDITING COMMITTEE

Art. 29 – Company will have an Auditing Committee made up of 3 (three) members, elected by the Board of Directors from among its members, with a management period of 1 (one) year, with the possibility of reelection.

Sole Paragraph	–	The Board of Directors will approve the Office Duty Chart of the Committee, where its functions and duties will be established, which must meet the legal and regulating standards applicable to auditing committees.

Chapter VII

THE FISCAL YEAR, BALANCES AND PROFITS

Art. 30 - The fiscal year will close on December 31st of every year, when financial demonstrations will be elaborated which, after comments from the Board of Directors, will be submitted to the General Assembly, together with the proposal for the destination of the period’s profit.

Paragraph 1	–	From the result of the period, before any participation, the accumulated losses and the provision for the tax on income and social contribution on the net profit will be deducted.

Paragraph 2	–	The period profit must have the following destination;

I	–	5% (five percent) to the formation of a legal reserve fund, until 20% (twenty percent) of the subscribed Capital Stock has been reached;

II	–	payment of the compulsory dividend (Art. 33);

III	–	the destination of the remaining profit will be decided in a General Assembly, observing the legal prescriptions.

Art. 31 - The Board of Directors will also:

I	–	determine the raising of balances every six months, three months or shorter periods, observing the legal prescriptions;

II	–	approve the distribution of any additional, intercalated or intermediate dividends, including as a total or partial anticipation of the obligatory dividend of the period in course, observing the legal provisions;

III	–	declare dividends on the profits of the period evaluated on six-monthly balances, accumulated profits or reserves of profits existing in the last annual or six-monthly balance;

IV	–	pay interest on own capital imputing the sum of interest paid or credited to the value of the compulsory dividend (Art. 33), in the terms of article 9, §7º, of Law no. 9,249, of December 26th, 1995.

Art. 32 - The act of the Board of Directors that decides the advance payment of the compulsory dividend will state if these payments will be compensated, monetarily corrected, with the value of the compulsory dividend of the period and, once this compensation has been foreseen, the Ordinary General Assembly will determine the payment of the existing compulsory balance, as well as the return to the account of origin of the amount paid in advance.

Art. 33 - The Company will distribute as a dividend, in each fiscal year, at least 25% (twenty-five percent) of the net worth of the period, under the terms of art. 202, of Law no. 6.404, of December 15th, 1976.

Art. 34 - The dividends will be paid on the dates and locations indicated by the Executive Director in charge of investor relations. If these are not claimed within 3 (three) years of the start of payment, they will lapse in favor of Company.

Chapter VIII

SETTLEMENT

Art. 35 - Company goes into settlement in the cases foreseen by Law, observing the pertinent standards.

Sole Paragraph	–	The General Assembly that approves the settlement will nominate the settler and the members of the Fiscal Council that must function during the settlement period, setting the respective fees for them.